SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2011

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐  No   ☒

Announcement  |  Lisbon  |  15 March 2011

Qualified Holding

Portugal Telecom, SGPS S.A. (“PT”) hereby informs that Telemar Norte Leste SA (“TMAR”) now holds a qualified holding corresponding to more than 2% of PT’s share capital and corresponding voting rights.

Such new qualified holding resulted of an agreement entered into on 4 March 2011, between TMAR, an indirect subsidiary of Telemar Participações S.A., and Barclays Bank PLC (“Barclays”). Under the terms of such agreement, Barclays agrees to transfer to TMAR, until 4 April 2011, a block of up to 26,895,360 ordinary shares corresponding to 3.00% of PT’s share capital and corresponding voting rights(1).

PT was further notified that TMAR is directly controlled by Tele Norte Leste Participações S.A. (“TNL”) which is directly controlled by Telemar Participações S.A.. Telemar Participações S.A. is jointly controlled by the following entities: AG Telecom Participações S.A., L.F. Tel S.A., Luxemburgo Participações S.A., Fundação Atlântico de Seguridade Social, BNDES Participações S.A. — BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil — PREVI, Fundação dos Economiários Federais — FUNCEF e Fundação Petrobrás de Seguridade Social — PETROS.

This statement is pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code, following a communication received from TMAR, a company incorporated under the Brazilian law, with registered office at Rua General Polidoro, 99, 5th floor, Botafogo, Rio de Janeiro, Brazil, with share capital of $R 7,452,236,404.27, registered in the Junta Comercial do Estado do Rio de Janeiro with the no. 33.300.152580.

(1)  PT informs that the qualified position referred to in this press release was calculated with reference to 896,512,500 issued shares. In addition, PT continues to hold an equity swap over 20,640,000 shares and, as such, shares outstanding are 875,872,500.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2011

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.